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                                                                   Exhibit 99.41

(POINTS INTERNATIONAL LTD LOG0)

               POINTS INTERNATIONAL LTD. AND INTRAWEST CORPORATION
                         ESTABLISH PARTNERSHIP AGREEMENT

TORONTO, January 5th, 2004 - POINTS INTERNATIONAL LTD. (TSX: PTS), owner and operator of Points.com, the world's leading reward program management portal, announced today an agreement with Intrawest Corporation (NYSE: IDR, TSX: ITW), the leading developer and operator of village-centered destination resorts across North America.

The agreement with Intrawest will provide Points.com's members with the ability to exchange the miles and points from their favorite loyalty programs for gift certificates that can be used at many Intrawest owned and/or operated ski or golf resorts. This agreement also gives Points.com the ability to reach Intrawest's members through resort publications and other communication channels.

"Intrawest Corporation is a well recognized and respected brand and represents a new and exciting opportunity for us to add breadth to the Points.com business," said Rob MacLean, CEO of Points International Ltd. "With ski and golf resort destinations throughout North America, Intrawest provides both American and Canadian Points.com members with a unique redemption opportunity for their loyalty program points and miles."

ABOUT POINTS INTERNATIONAL LTD.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management portal. At Points.com consumers can exchange points and miles between reward programs so that they can Get More Rewards, Faster(TM). Points.com has attracted over 40 of the world's leading reward programs including Delta SkyMiles(R), eBay Anything Points, American Airlines AAdvantage(R) program, S&H greenpoints, Asia Miles(R), and Priority Club(R) Rewards.

ABOUT INTRAWEST CORPORATION

Intrawest Corporation is one of the world's leading destination resort and adventure travel companies. Intrawest has interests in 10 mountain resorts in North America's most popular mountain destinations, including Whistler Blackcomb, a host venue for the 2010 Winter Olympic and Paralympic Games. The company owns Canadian Mountain Holidays, the largest heli-skiing operation in the world, and a 67 percent interest in Abercrombie & Kent, the world leader in luxury adventure travel. The Intrawest network also includes Sandestin Golf and Beach Resort in Florida and Club Intrawest - a private resort club with nine locations throughout North America. Intrawest is developing five additional resort village developments at locations in North America and Europe. Intrawest is headquartered in Vancouver, British Columbia. For more information, visit www.intrawest.com.

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SOURCE: Points International Ltd (TSX Exchange: PTS)
THE TSX EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

FOR POINTS INTERNATIONAL:

INVESTOR RELATIONS

Steve Yuzpe
Chief Financial Officer, Points International Ltd.
Direct: +1 416 596-6382
Email: steve.yuzpe@points.com

Or

Ed Lewis
CEOcast, Inc. for Points International
Michael Wachs, 212-732-4300
elewis@ceocast.com

BUSINESS DEVELOPMENT INQUIRIES

Christopher Barnard, President, Points International Ltd.
Direct: +1 416 596-6381
Email: christopher.barnard@points.com